================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 _____________

                                   FORM 11-K

(Mark One)

   [X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997

                                      OR

   [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                   For the transition period from        to


                         Commission file number 1-8940

                               ________________


            Philip Morris Incorporated Deferred Profit-Sharing Plan

                           (Full title of the plan)



                         PHILIP MORRIS COMPANIES INC.
                                120 Park Avenue
                           New York, New York 10017

          (Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)


================================================================================

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                           ANNUAL REPORT ON FORM 11-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997



                               TABLE OF CONTENTS

                                                                         Page(s)
                                                                         -------

Report of Independent Accountants....................................        3

Financial Statements:
  Statements of Financial Condition as of December 31,
    1997 and 1996....................................................      4-5
  Statements of Income and Changes in Plan Equity for
    the years ended December 31, 1997, 1996 and 1995.................      6-8
  Notes to Financial Statements......................................     9-21

Signatures...........................................................       22

Schedules:
  Schedule I - Investments as of December 31, 1997...................    S-1-7

  Other schedules are omitted because the information required is contained in the financial statements.

Exhibits:
    23. Consent of Independent Accountants.

                       REPORT  of  INDEPENDENT  ACCOUNTANTS

To: The Corporate Employee Plans Investment Committee of Philip Morris
    Companies Inc., the Corporate Employee Benefit Committee of Philip
    Morris Companies Inc., the Administrator, and all Participants as a group (but not individually) of the Philip Morris Incorporated Deferred Profit-Sharing Plan:

    We have audited the accompanying statements of financial condition of the Philip Morris Incorporated Deferred Profit-Sharing Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1997 and the schedule of investments as of December 31, 1997. These financial statements and the financial statement schedule are the responsibility of the fiduciaries of the Plan appointed by Philip Morris Companies Inc. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the fiduciaries, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1997 and 1996, and the income and changes in plan equity for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of financial condition and statements of income and changes in plan equity is presented for purposes of additional information rather than to present the financial condition and changes in income and plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                           /s/  COOPERS & LYBRAND L.L.P.

New York, New York
April 10, 1998

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                       STATEMENT OF FINANCIAL CONDITION
                            as of December 31, 1997
                           (in thousands of dollars)

                                _______________

                                                                                U.S.
                                              Equity          Interest       Government                      International
                                              Index            Income        Obligations     Philip Morris       Equity
                                               Fund             Fund            Fund          Stock Fund         Fund
                                            ----------       ---------       -----------     ------------    -------------
 ASSETS:
     Allocated share of
       Trust net assets                     $ 324,200        $ 293,123         $ 71,060        $ 271,578          $ 3,291
     Employer contributions
       receivable                               8,303           18,598           10,176            9,653              120
     Employee contributions
       receivable                                 126              182               32              160                6
                                            ---------        ---------         --------        ---------          -------

         Total assets                         332,629          311,903           81,268          281,391            3,417
                                            ---------        ---------         --------        ---------          -------

         Plan equity                        $ 332,629        $ 311,903         $ 81,268        $ 281,391          $ 3,417
                                            =========        =========         ========        =========          =======

                                                              Growth        Participants'
                                            Balanced          Equity            Loan
                                              Fund             Fund            Account         Total
                                            --------          ------        -------------      -----
 ASSETS:
     Allocated share of
       Trust net assets                      $ 6,721          $ 7,744         $ 58,442      $ 1,036,159
     Employer contributions
       receivable                                212              269                            47,331
     Employee contributions
       receivable                                  8                9                               523
                                             -------          -------         --------      -----------

         Total assets                          6,941            8,022           58,442        1,084,013
                                             -------          -------         --------      -----------

         Plan equity                         $ 6,941          $ 8,022         $ 58,442      $ 1,084,013
                                             =======          =======         ========      ===========


  The accompanying notes are an integral part of these financial statements.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                       STATEMENT OF FINANCIAL CONDITION
                            as of December 31, 1996
                           (in thousands of dollars)

                                _______________

                                                                                U.S.
                                             Equity           Interest       Government                      International
                                             Index             Income        Obligations     Philip Morris       Equity
                                              Fund              Fund            Fund          Stock Fund         Fund
                                            ---------        ---------       -----------     -------------   -------------
 ASSETS:
     Allocated share of
       Trust net assets                     $ 249,404        $ 278,098         $ 59,054        $ 200,509          $ 2,690
     Employer contributions
       receivable                               9,245           21,521           10,747           10,808              110
                                            ---------        ---------         --------        ---------          -------

         Total assets                         258,649          299,619           69,801          211,317            2,800
                                            ---------        ---------         --------        ---------          -------

         Plan equity                        $ 258,649        $ 299,619         $ 69,801        $ 211,317          $ 2,800
                                            =========        =========         ========        =========          =======

                                                              Growth        Participants'
                                            Balanced          Equity            Loan
                                              Fund             Fund            Account           Total
                                            --------          ------        -------------        -----
 ASSETS:
     Allocated share of
       Trust net assets                      $ 2,904          $ 3,359         $ 55,584        $ 851,602
     Employer contributions
       receivable                                168              184                            52,783
                                             -------          -------         --------        ---------

         Total assets                          3,072            3,543           55,584          904,385
                                             -------          -------         --------        ---------

         Plan equity                         $ 3,072          $ 3,543         $ 55,584        $ 904,385
                                             =======          =======         ========        =========

  The accompanying notes are an integral part of these financial statements.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1997
                            (in thousands of dollars)

                                _______________

                                                                                    U.S.
                                                 Equity          Interest        Government                       International
                                                 Index            Income        Obligations     Philip Morris        Equity
                                                  Fund             Fund             Fund          Stock Fund          Fund
                                               ---------        ---------       -----------     -------------    -------------
 ADDITIONS:
       Employer contributions                  $   8,302        $  18,608         $ 10,176        $   9,667           $   120
       Employee contributions                      1,499            2,245              362            1,898                68
       Allocated share of Trust
         investment activities:
           Interest income                                         18,292            4,213              441
           Dividend income                                                                            9,740
           Net appreciation
             (depreciation) in
              fair value of investments           80,935                             1,070           37,521                44
                                               ---------        ---------         --------        ---------           -------
                                                  80,935           18,292            5,283           47,702                44
                                               ---------        ---------         --------        ---------           -------
           Total additions                        90,736           39,145           15,821           59,267               232
                                               ---------        ---------         --------        ---------           -------
 DEDUCTIONS:
       Distributions and
         withdrawals                              (7,324)         (12,371)          (2,271)          (5,822)              (49)
       General and administrative
         expenses                                    (83)            (196)             (99)             (72)              (10)
                                               ---------        ---------         --------        ---------           -------
           Total deductions                       (7,407)         (12,567)          (2,370)          (5,894)              (59)
                                               ---------        ---------         --------        ---------           -------
 Net transfers among funds                        (6,976)         (14,503)          (3,386)          17,992               464
 Net transfers between plans                         (68)            (156)             (30)             (51)
 Participants' loans                              (5,519)          (6,787)          (2,074)          (5,187)              (63)
 Participants' loan repayments                     3,214            7,152            3,506            3,947                43
                                               ---------        ---------         --------        ---------           -------
           Net additions                          73,980           12,284           11,467           70,074               617

 PLAN EQUITY:
       Beginning of year                         258,649          299,619           69,801          211,317             2,800
                                               ---------        ---------         --------        ---------           -------
       End of year                             $ 332,629        $ 311,903         $ 81,268        $ 281,391           $ 3,417
                                               =========        =========         ========        =========           =======
                                                                      Growth        Participants'
                                                     Balanced         Equity            Loan
                                                       Fund            Fund            Account          Total
                                                    ---------        -------       --------------   -----------
 ADDITIONS:
       Employer contributions                       $   211          $   269                        $    47,353
       Employee contributions                            96              123                              6,291
       Allocated share of Trust
         investment activities:
           Interest income                                                           $  4,241            27,187
           Dividend income                              599            1,469                             11,808
           Net appreciation
             (depreciation) in
              fair value of investments                 174             (844)                           118,900
                                                    -------          -------         --------       -----------
                                                        773              625            4,241           157,895
                                                    -------          -------         --------       -----------
           Total additions                            1,080            1,017            4,241           211,539
                                                    -------          -------         --------       -----------
 DEDUCTIONS:
       Distributions and
         withdrawals                                    (24)             (65)          (3,206)          (31,132)
       General and administrative
         expenses                                        (2)              (4)                              (466)
                                                    -------          -------         --------       -----------
           Total deductions                             (26)             (69)          (3,206)          (31,598)
                                                    -------          -------         --------       -----------
 Net transfers among funds                            2,826            3,583                                  -
 Net transfers between plans                                              (3)              (5)             (313)
 Participants' loans                                    (73)            (117)          19,820                 -
 Participants' loan repayments                           62               68          (17,992)                -
                                                    -------          -------         --------       -----------
           Net additions                              3,869            4,479            2,858           179,628

 PLAN EQUITY:
       Beginning of year                              3,072            3,543           55,584           904,385
                                                    -------          -------         --------       -----------
       End of year                                  $ 6,941          $ 8,022         $ 58,442       $ 1,084,013
                                                    =======          =======         ========       ===========

  The accompanying notes are an integral part of these financial statements.

             PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1996
                            (in thousands of dollars)

                                _______________

                                                                                   U.S.
                                                Equity           Interest       Government                      International
                                                Index             Income        Obligations     Philip Morris      Equity
                                                 Fund              Fund            Fund          Stock Fund         Fund
                                               ---------        ---------       -----------     -------------   -------------
 ADDITIONS:
       Employer contributions                  $   9,242        $  21,520         $ 10,744        $  10,806           $   110
       Employee contributions                      1,468            2,711              358            1,601                39
       Allocated share of Trust
         investment activities:
           Interest income                             1           17,517            3,568              222
           Dividend income                                                                            8,039
           Net appreciation
             (depreciation) in
              fair value of investments           46,628                            (1,453)          35,813               160
                                               ---------        ---------         --------        ---------           -------
                                                  46,629           17,517            2,115           44,074               160
                                               ---------        ---------         --------        ---------           -------
           Total additions                        57,339           41,748           13,217           56,481               309
                                               ---------        ---------         --------        ---------           -------
 DEDUCTIONS:
       Distributions and
         withdrawals                              (5,606)          (8,965)          (1,523)          (3,908)              (11)
       General and administrative
         expenses                                   (133)            (148)            (108)             (64)               (9)
                                               ---------        ---------         --------        ---------           -------
           Total deductions                       (5,739)          (9,113)          (1,631)          (3,972)              (20)
                                               ---------        ---------         --------        ---------           -------
 Net transfers among funds                         3,034            4,162             (527)         (11,758)            1,805
 Net transfers between plans                        (164)            (284)             (56)            (139)                2
 Participants' loans                              (5,926)          (8,558)          (2,338)          (3,845)              (69)
 Participants' loan repayments                     2,805            6,805            3,189            2,871                27
                                               ---------        ---------         --------        ---------           -------
           Net additions                          51,349           34,760           11,854           39,638             2,054

 PLAN EQUITY:
       Beginning of year                         207,300          264,859           57,947          171,679               746
                                               ---------        ---------         --------        ---------           -------
       End of year                             $ 258,649        $ 299,619         $ 69,801        $ 211,317           $ 2,800
                                               =========        =========         ========        =========           =======
                                                                      Growth        Participants'
                                                    Balanced          Equity            Loan
                                                      Fund             Fund            Account          Total
                                                    --------         -------        -------------     ---------
 ADDITIONS:
       Employer contributions                       $   168          $   184                          $  52,774
       Employee contributions                            25               67                              6,269
       Allocated share of Trust
         investment activities:
           Interest income                                                           $  3,634            24,942
           Dividend income                              154              206                              8,399
           Net appreciation
             (depreciation) in
              fair value of investments                 148              124                             81,420
                                                    -------          -------         --------         ---------
                                                        302              330            3,634           114,761
                                                    -------          -------         --------         ---------
           Total additions                              495              581            3,634           173,804
                                                    -------          -------         --------         ---------
 DEDUCTIONS:
       Distributions and
         withdrawals                                    (25)              (9)          (3,177)          (23,224)
       General and administrative
         expenses                                                         (2)                              (464)
                                                    -------          -------         --------         ---------
           Total deductions                             (25)             (11)          (3,177)          (23,688)
                                                    -------          -------         --------         ---------
 Net transfers among funds                            1,299            1,985                                  -
 Net transfers between plans                                               1              (21)             (661)
 Participants' loans                                    (73)             (50)          20,859                 -
 Participants' loan repayments                           30               43          (15,770)                -
                                                    -------          -------         --------         ---------
           Net additions                              1,726            2,549            5,525           149,455

 PLAN EQUITY:
       Beginning of year                              1,346              994           50,059           754,930
                                                    -------          -------         --------         ---------
       End of year                                  $ 3,072          $ 3,543         $ 55,584         $ 904,385
                                                    =======          =======         ========         =========

  The accompanying notes are an integral part of these financial statements.

             PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1995
                            (in thousands of dollars)

                                _______________

                                                                                    U.S.
                                                 Equity           Interest       Government                      International
                                                 Index             Income        Obligations     Philip Morris       Equity
                                                  Fund              Fund            Fund         Stock Fund          Fund
                                               ---------        ---------        -----------     -------------   -------------
 ADDITIONS:
       Employer contributions                  $   8,827        $  21,397         $ 10,575        $   9,457             $  59
       Employee contributions                      1,230            2,607              239            1,314                 4
       Allocated share of Trust
         investment activities:
           Interest income                             1           16,716            2,582              115
           Dividend income                                                                            6,306
           Net appreciation
             (depreciation) in
              fair value of investments           55,379                             1,774           56,412                23
                                               ---------        ---------         --------        ---------             -----
                                                  55,380           16,716            4,356           62,833                23
                                               ---------        ---------         --------        ---------             -----
           Total additions                        65,437           40,720           15,170           73,604                86
                                               ---------        ---------         --------        ---------             -----
 DEDUCTIONS:
       Distributions and
         withdrawals                              (4,769)          (9,534)          (1,662)          (2,860)               (1)
       General and administrative
         expenses                                    (89)            (156)             (86)             (54)               (1)
                                               ---------        ---------         --------        ---------             -----
           Total deductions                       (4,858)          (9,690)          (1,748)          (2,914)               (2)
                                               ---------        ---------         --------        ---------             -----
 Net transfers among funds                        (1,161)          (4,112)            (593)           3,136               666
 Net transfers between plans                        (242)          (1,107)             (26)            (959)
 Participants' loans                              (6,270)          (8,764)          (2,144)          (3,720)               (9)
 Participants' loan repayments                     2,088            5,538            2,536            2,229                 5
                                               ---------        ---------         --------        ---------             -----
           Net additions                          54,994           22,585           13,195           71,376               746

 PLAN EQUITY:
       Beginning of year                         152,306          242,274           44,752          100,303                -
                                               ---------        ---------         --------        ---------             -----
       End of year                             $ 207,300        $ 264,859         $ 57,947        $ 171,679             $ 746
                                               =========        =========         ========        =========             =====
                                                                     Growth        Participants'
                                                   Balanced          Equity            Loan
                                                     Fund             Fund            Account           Total
                                                   --------          -------       -------------      ---------
 ADDITIONS:
       Employer contributions                       $   113            $ 105                          $  50,533
       Employee contributions                             5               10                              5,409
       Allocated share of Trust
         investment activities:
           Interest income                                                           $  2,606            22,020
           Dividend income                               48               50                              6,404
           Net appreciation
             (depreciation) in
              fair value of investments                  25              (37)                           113,576
                                                    -------            -----         --------         ---------
                                                         73               13            2,606           142,000
                                                    -------            -----         --------         ---------
           Total additions                              191              128            2,606           197,942
                                                    -------            -----         --------         ---------
 DEDUCTIONS:
       Distributions and
         withdrawals                                     (4)              (2)          (1,718)          (20,550)
       General and administrative
         expenses                                                                                          (386)
                                                    -------            -----         --------         ---------
           Total deductions                              (4)              (2)          (1,718)          (20,936)
                                                    -------            -----         --------         ---------
 Net transfers among funds                            1,200              864                                  -
 Net transfers between plans                                                              (26)           (2,360)
 Participants' loans                                    (51)             (12)          20,970                 -
 Participants' loan repayments                           10               16          (12,422)                -
                                                    -------            -----         --------         ---------
            Net additions                             1,346              994            9,410           174,646

 PLAN EQUITY:
       Beginning of year                                 -                -            40,649           580,284
                                                    -------            -----         --------         ---------
       End of year                                  $ 1,346            $ 994         $ 50,059         $ 754,930
                                                    =======            =====         ========         =========

  The accompanying notes are an integral part of these financial statements.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS

1. General Description of the Plan:

   The Philip Morris Incorporated Deferred Profit-Sharing Plan (the "Plan") is a defined contribution plan maintained for the benefit of eligible employees of Philip Morris Incorporated ("Philip Morris"), represented by the Bakery, Confectionery and Tobacco Workers Union ("BCT Union"). Philip Morris is a subsidiary of Philip Morris Companies Inc. (the "Company"). The Plan is designed to provide eligible employees with an opportunity to share in the profits of Philip Morris and to invest certain of their funds in a tax-advantaged manner (see Note 3).

   Eligible employees generally may make before-tax and after-tax contributions beginning on or after the January 1 following their respective dates of hire and become eligible for the Philip Morris contribution (the "Contribution") upon completion of twenty-four months of accredited service. Each year, Philip Morris makes the Contribution to the Plan in accordance with the formula described in Note 3. The provisions of the Plan are detailed in the official Plan document which legally governs the operation of the Plan.

   The administration of the Plan has generally been delegated to the Corporate Employee Benefit Committee of the Company (the "Committee") and the Senior Vice President, Human Resources and Administration of the Company (the "Administrator"). The Corporate Employee Plans Investment Committee of the Company (the "Investment Committee") is responsible for the selection of the investment options set forth below in which participants elect to invest their assets in the Plan and monitors the performance of these investment options. The Committee, the Administrator, and the Investment Committee are hereinafter collectively referred to as the "Fiduciaries".

   Assets of the Plan are co-invested with the assets of the Philip Morris Deferred Profit-Sharing Plan (the "DPS Plan") and the assets of the Philip Morris Incorporated Deferred Profit-Sharing Plan for Craft Employees (the "PMI Craft Plan") in a commingled investment fund known as the Philip Morris Deferred Profit-Sharing Trust Fund (the "Trust") for which Bankers Trust Company (the "Trustee") serves as the trustee (see Note 7).

   Prior to June 20, 1995, participants had the option of investing their Plan Accounts (see Note 4) in ten percent increments in four funds. Effective July 10, 1995, participants have the option of investing their Plan Accounts in one percent increments in the following seven funds:

      EQUITY INDEX FUND - This fund is invested primarily in an index fund of stocks on a weighted average basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks ("S&P 500").

      INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by the Trustee with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

      The assets of the Interest Income Fund are also invested in pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the United States Government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates from original cost, but not in the event of a default of any security in the pool.

      U.S. GOVERNMENT OBLIGATIONS FUND - This fund includes primarily direct obligations of the U.S. Government or its agencies, obligations guaranteed by the U.S. Government or its agencies, and fully insured bank deposits. The average maturity of the U.S. Government securities in the U.S. Government Obligations Fund is approximately five years. Prior to July 15, 1995, the average maturity of the securities in this fund was two years.

      PHILIP MORRIS STOCK FUND - This fund is invested in the common stock of the Company (the "Common Stock") and short-term temporary investments.

      INTERNATIONAL EQUITY FUND - This fund is invested primarily in common stocks of the foreign companies that make up the Europe, Australia, and Far East (EAFE) index.

      BALANCED FUND - This fund is invested primarily in a diversified mix of domestic and foreign stocks, investment grade bonds, international bonds, and investment grade money market funds. In general, the assets of the Balanced Fund may be invested according to the following mix: 40 percent to 70 percent in stocks, 20 percent to 55 percent in bonds, and zero percent to 25 percent in money market instruments.

      GROWTH EQUITY FUND - This fund is invested primarily in stocks of domestic and foreign companies considered to have better-than-average prospects for long term growth and with a history of, or commitment to, regular dividend payments.

   None of the foregoing funds guarantees a return to the participant. Prior to June 20, 1995, participants could change their investment elections once each month. Effective July 10, 1995, participants normally can change their investment elections on any business day.

   Participant contributions made to a Plan Account established on and after January 1, 1992 and any Contribution made on and after February 1, 1992 for which no investment direction has been given are invested in the U.S. Government Obligations Fund. In all other cases, participant contributions made to a Plan Account for which no investment direction was given by the participant are invested in the Equity Index Fund.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   Each participant may vote all the shares of Common Stock held in his or her Plan Accounts and invested in the Philip Morris Stock Fund. The Trustee will vote full and fractional shares of Common Stock in accordance with each individual participant's instruction. The Trustee votes those shares of Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

   At December 31, 1997 and 1996, there were 6,764 and 6,716 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

                                                   December 31,
                                                  -------------
                                                  1997    1996
                                                  -----   -----
      Equity Index Fund                           3,853   3,816
      Interest Income Fund                        3,992   4,214
      U.S. Government Obligations Fund            1,736   1,793
      Philip Morris Stock Fund                    5,860   5,789
      International Equity Fund                     200     149
      Balanced Fund                                 222     123
      Growth Equity Fund                            289     153

   Each participant is at all times fully vested in the balance of all of his or her Accounts, which includes a Company Account and may include Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts.

2. Summary of Significant Accounting Policies:

   Valuation of Trust Investments:

      Investments in common trust funds of the General Employee Benefit Common Trust of Bankers Trust Company ("GEBT") are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective GEBT common trust funds.

      Investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments held in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by employer-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The fair value of the investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments at December 31, 1997 and 1996 was $1,008,934,751 and $1,027,591,523,

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

      respectively. The average yield and crediting interest rate of the Interest Income Fund was approximately seven percent for 1997 and 1996. The crediting interest rate for the pools of mortgaged-backed and asset-backed securities and other investments is reset periodically by the issuer based on the relationship between the contract value and the fair value of the underlying securities, but cannot be less than zero. The crediting interest rate for the investment contracts is either agreed-to in advance with the issuer or varies based on an agreed-to formula, but cannot be less than zero.

      Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. However, if trading in Common Stock has been suspended on the New York Stock Exchange on a trading day and not resumed before the end of the trading day, the Trustee will use the composite price listed in The Wall Street Journal on the next business day. Effective July 14, 1997, the Trustee will use a weighted average sales price method for valuing the portion of Participants' Accounts transferred from the Philip Morris Stock Fund if using the closing price or composite price of Common Stock results in a value of the Philip Morris Stock Fund which is at least one-tenth of one percent (.1%) less than the value using the weighted average sales price method. The weighted average sales price method uses the average of all of the prices for which Common Stock is sold over one or more business days as determined by the Trustee. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices.

      Short-term temporary investments are generally carried at cost, which approximates fair value.

   Investment Transactions and Investment Income of the Trust:

      Investment transactions are accounted for on the dates purchases or sales are executed. Realized gains and losses are computed on the basis of average cost of investments sold. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

      In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end (see Note 8).

3. Contributions:

   The Contribution for the year is accrued by the Plan based upon the amount to be funded each year in accordance with the defined contribution formula noted below. Participants' contributions are recorded in the period in which they are withheld by Philip Morris.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   The Contribution on behalf of eligible employees of Philip Morris who have met the twenty-four month service requirement is an amount equal to the lesser of (1) three percent of Operating Profit (defined below), less the amounts allocated for participants in the DPS Plan and the PMI Craft Plan or
   (2) 15 percent of the aggregate participant compensation for such year of the participants employed by Philip Morris among whom the Contribution is to be allocated. The aggregate of the Contribution to the Plan and the contributions to the DPS Plan and the PMI Craft Plan may not be more than three percent of consolidated earnings of the Company and its subsidiaries before income taxes and cumulative effect of any accounting change and provisions for deferred profit-sharing and incentive compensation plans.

   Operating Profit is defined as the earnings of Philip Morris, before cumulative effect of accounting changes, discontinued operations, extraordinary items, interest and other debt expense, income taxes, amortization of goodwill, any minority interest, general corporate expenses, the amount of any deduction used in computing such earnings for the Contribution to the Plan and the contributions to the DPS Plan and the PMI Craft Plan, contributions to any incentive compensation plan and effective in 1997, before such other charges as the Compensation Committee of the Board of Directors of the Company, in its sole discretion, shall determine to exclude from Operating Profit. As permitted by the Plan, for 1997, initial settlement charges relating to the resolution of certain litigation were excluded in calculating Operating Profit.

   No contribution is required from any participant under the Plan.
   Participants may make contributions on a before-tax and after-tax basis to the Plan. If a participant has not made the maximum after-tax contribution, he or she may make an additional lump sum contribution, subject to certain statutory limits. The percentage of compensation available for these contributions may vary from year-to-year. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the "Code"). The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 1997, each participant's before-tax contribution was limited to $9,500, with a limitation of eight percent of compensation on the total amount of before-tax and after-tax contributions. For 1998, each participant's before-tax contribution will be limited to $10,000, with a limitation of ten percent of compensation on the total amount of before-tax and after-tax contributions.

   The Contribution and participant contributions are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. Valuation of Participant Accounts:

   The Committee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust:

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

            Account                                    Source
            -------                                    ------

            Company Account                            Contributions

            Personal Before-Tax Account                Before-tax contributions

            Personal After-Tax Account                 After-tax contributions

            Rollover Account                           Amounts transferred, directly or
                                                       indirectly, from another plan qualified
                                                       under Section 401 (a) of the Code

            PAYSOP Account                             The account balance transferred from
                                                       the Philip Morris Union Employees'
                                                       Stock Ownership Plan

            Loan Account                               Outstanding loans obtained from the Plan

   At the end of each month, (effective July 10, 1995, each business day), the Trustee determines the current fair value of each of the investment funds in the Trust described in Note 1. The fair value of each participant's share in the Trust is determined with respect to their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts on the basis of their proportionate share in each investment fund.

5. Withdrawals and Distributions:

   Participants may make withdrawals against their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts in accordance with the provisions outlined in the Plan.

   Withdrawals by participants will not be permitted if they would have the effect of disqualifying the Plan and the related Trust from exemption from taxation.

   Only 50 percent of a participant's Company Account as of December 31, 1988 is available for hardship withdrawals as defined by the Plan. Any withdrawals will reduce the amount available for future withdrawals. The portion of a Company Account eligible for withdrawal will be unavailable if it serves as collateral for an outstanding loan.

   Distributions are made only in the event that a person ceases to be a participant. Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to his or her Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts. Normally, distributions are made within one month after such termination.

   In the event the Plan is terminated, distributions will be made in accordance with the current value of participants' Accounts under the direction of the Committee and in accordance with the Code.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

6. Participants' Loans:

   The loan program permits participants to borrow from their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts under the Plan in accordance with the provisions outlined in the Plan.

   A participant's Loan Account equals the principal amount of his or her loans outstanding. The principal amount of loan repayments reduce the Loan Account and are added back to the participant's Accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the funds according to the participant's current investment authorization.

   Participants' loans are carried at the original principal amount less principal repayments. Participants' loan repayments receivable represent amounts withheld by Philip Morris from participants' compensation and not yet remitted to the Plan. Amounts to be disbursed under employee loan agreements are recorded as undistributed participants' loans as of the loan agreement date.

7. Investments Held by the Trust:

   In 1997 and 1996, ($313,000) and ($661,000) were transferred out of the Plan, net of transfers into the Plan, respectively, to the DPS Plan and the PMI Craft Plan as a result of employees being transferred between hourly and salaried status or between the BCT Union and the International Association of Machinists and Aerospace Workers and other unions.

   The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's approximate allocated share of the Trust and its approximate allocated share of the net assets of each fund in the Trust at December 31, 1997 and 1996, were:

                                                    1997      1996
                                                    ----      ----

     Trust                                          24%       24%

     Equity Index Fund                              24%       24%
     Interest Income Fund                           27%       26%
     U.S. Government Obligations Fund               50%       51%
     Philip Morris Stock Fund                       21%       19%
     International Equity Fund                       9%        9%
     Balanced Fund                                   6%        5%
     Growth Equity Fund                              9%        8%
     Participants' Loan Account                     45%       44%

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

   The Plan's approximate allocated share of the Trust's investment activities for the years ended December 31, 1997, 1996 and 1995, was 23 percent, 22 percent and 21 percent, respectively.

   Taxes and fees incurred by the Trust and most of the costs of administering the Plan and Trust paid to third parties are paid by the Trust. The following expenses are paid from the Plan's assets: investment management fees, brokerage commissions, trustee's fees, audit fees, recordkeeping fees and legal fees. For 1997 and 1996, the approximate amount of such expenses, expressed as a percentage of the average net assets of each fund under the Plan, are as follows:

                                                          1997          1996
                                                          -----         -----

          Equity Index Fund                               0.03%         0.06%
          Interest Income Fund                            0.06%         0.05%
          U.S. Government Obligations Fund                0.13%         0.17%
          Philip Morris Stock Fund                        0.03%         0.03%
          International Equity Fund                       0.32%         0.51%
          Balanced Fund                                   0.04%         0.00%
          Growth Equity Fund                              0.07%         0.09%

   Investments that represented five percent or more of total Trust assets as of December 31, 1997 and 1996, were:


                                                             1997              1996
                                                          ----------        ----------
          Equity Index Fund
             GEBT Equity Index Fund                       $1,377,252        $1,035,144
          Interest Income Fund
              BT GNMA Pooled Fund                         $  323,525
          Philip Morris Stock Fund
             Common Stock                                 $1,249,425        $1,017,594

   The GEBT Equity Index Fund currently includes Common Stock.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

    At December 31, 1997 and 1996, the financial position of the Trust was:

                                                                1997                    1996
                                                             ----------              ----------
Assets:
  Investments at fair value:
   Equity Index Fund:
     GEBT Equity Index Fund
        (cost $751,660 and $663,661)                         $1,377,252              $1,035,144
   Interest Income Fund:
     Investment contracts (at contract value)
        (cost approximates contract value)                      988,404                 998,637
     Short-term temporary investments
        (cost approximates fair value)                           96,954                  58,829
   U.S. Government Obligations Fund:
     Government securities
        (cost $119,577 and $100,977)                            121,223                 100,773
     Federal agency obligations
        (cost $16,774 and $12,392)                               16,904                  12,212
     Short-term temporary investments
        (cost approximates fair value)                            2,594                   1,040
   Philip Morris Stock Fund:
     Common stock
        (cost $756,882 and $517,740)                          1,249,425               1,017,594
     Short-term temporary investments
        (cost approximates fair value)                           32,486                  24,282
   International Equity Fund:
     International Equity Fund
        (cost $37,823 and $29,618)                               38,619                  31,548
   Balanced Fund:
     Balanced Fund
        (cost $95,674 and $53,125)                              101,002                  55,832
   Growth Equity Fund:
     Growth Equity Fund
        (cost $92,678 and $41,359)                               83,517                  42,018

 Other investments:
   Participants' Loan Account:
     Loans to participants                                      131,375                 126,525
                                                             ----------              ----------

        Total investments                                     4,239,755               3,504,434

 Receivables:
   Investments sold                                                 946                   8,388
   Interest income                                                9,205                   9,211
   Dividend income                                               11,112                  10,826
                                                             ----------              ----------

        Total assets                                          4,261,018               3,532,859

Liabilities:
 Investments purchased                                            3,179                   6,116
 Other payables                                                       -                   1,527
                                                             ----------              ----------

        Net assets                                           $4,257,839              $3,525,216
                                                             ==========              ==========

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

    The changes in the Trust net assets for the years ended December 31, 1997, 1996 and 1995, were:


                                                     1997              1996              1995
                                                  ----------        ----------        ----------
Additions:
 Employer contributions                           $  155,951        $  144,224        $  127,873
 Employee contributions                               41,969            38,823            33,393

Investment activities:
 Interest                                             77,778            72,270            69,274
 Dividends                                            72,286            48,968            39,053
 Interest on participant loans                         9,655             8,642             7,005
                                                  ----------        ----------        ----------
                                                     159,719           129,880           115,332
 Net appreciation
    in fair value of investments                     524,019           394,208           563,777
                                                  ----------        ----------        ----------
     Net investment activities                       683,738           524,088           679,109

Deductions:
 Distributions and withdrawals                      (146,913)         (114,236)         (149,624)
 General and administrative
   expenses                                           (2,122)           (1,748)           (1,466)
                                                  ----------        ----------        ----------

Increase in Trust net assets                         732,623           591,151           689,285
Net assets:
 Beginning of year                                 3,525,216         2,934,065         2,244,780
                                                  ----------        ----------        ----------
 End of year                                      $4,257,839        $3,525,216        $2,934,065
                                                  ==========        ==========        ==========

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                (in thousands of dollars, except per unit data)
                                  (continued)

The number of employee participation units and the net asset value per unit for the funds at December 31, 1997 and 1996, were:

                                                                U.S.                    Inter-
                                     Equity      Interest    Government                national                   Growth
                                     Index       Income     Obligations Philip Morris   Equity     Balanced       Equity
                                      Fund        Fund          Fund     Stock Fund      Fund        Fund          Fund
                                  ----------   ----------   ----------- ------------- ----------   --------     ----------
1997:
         Net Assets               $1,379,028   $1,091,193   $  142,054   $1,292,070   $   38,831   $   99,422   $   83,033
         Number of
            participation units      146,142      300,910       50,193      135,499       33,678       65,534       58,232
         Net asset value
            per unit              $   9.4362   $   3.6263   $   2.8302   $   9.5356   $   1.1530   $   1.5171   $   1.4259

1996:
         Net Assets               $1,035,144   $1,057,368   $  116,520   $1,059,496   $   31,548   $   55,832   $   42,018
         Number of
            participation units      146,462      309,144       44,421      138,398       28,324       44,725       34,944
         Net asset value
            per unit              $   7.0677   $   3.4203   $   2.6231   $   7.6554   $   1.1138   $   1.2483   $   1.2024

                                  Participants'
                                      Loan
                                     Account     Total
                                  ------------ ----------
1997:
         Net Assets               $  132,208   $4,257,839
         Number of
            participation units
         Net asset value
            per unit

1996:
         Net Assets               $  127,290   $3,525,216
         Number of
            participation units
         Net asset value
            per unit

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

8. Net Appreciation (Depreciation) in Fair Value of Trust Investments:

   The realized gains and losses on disposals and changes in unrealized appreciation or depreciation of investments in the Trust for the years ended December 31, 1997, 1996, and 1995 were:

                                                                           U.S.
                                                     Equity             Government                            International
                                                     Index             Obligations          Philip Morris         Equity
                                                     Fund                 Fund               Stock Fund            Fund
                                                   ---------           -----------         --------------     -------------
 1997
 ----
 Realized gains (losses):
     Proceeds                                      $ 211,278           $ 114,509           $ 1,169,804             $ 25,783
     Cost                                            126,652             114,730               976,746               24,285
                                                   ---------           ---------           -----------             --------
       Net realized gains
          (losses)                                    84,626                (221)              193,058                1,498
                                                   ---------           ---------           -----------             --------

 Unrealized appreciation
     (depreciation):
     Beginning of year                               371,483                (384)              499,853                1,930
     End of year                                     625,591               1,776               492,544                  796
                                                   ---------           ---------           -----------             --------
        Increase (Decrease)                          254,108               2,160                (7,309)              (1,134)
                                                   ---------           ---------           -----------             --------

 Net appreciation
     (depreciation) in fair
     value of investments                          $ 338,734           $   1,939           $   185,749             $    364
                                                   =========           =========           ===========             ========

 1996
 ----
 Realized gains:
     Proceeds                                      $ 154,267           $  90,198           $   912,475             $ 13,482
     Cost                                            107,599              90,187               732,182               13,036
                                                   ---------           ---------           -----------             --------
       Net realized gains                             46,668                  11               180,293                  446
                                                   ---------           ---------           -----------             --------

 Unrealized appreciation
     (depreciation):
     Beginning of year                               224,832               2,652               482,740                  364
     End of year                                     371,483                (384)              499,853                1,930
                                                   ---------           ---------           -----------             --------
        Increase (Decrease)                          146,651              (3,036)               17,113                1,566
                                                   ---------           ---------           -----------             --------

 Net appreciation
     (depreciation) in fair
     value of investments                          $ 193,319           $  (3,025)          $   197,406             $  2,012
                                                   =========           =========           ===========             ========

 1995
 ----
 Realized gains (losses):
     Proceeds                                       $ 86,846           $ 170,836           $   237,900             $  1,592
     Cost                                             73,684             170,697               200,477                1,616
                                                   ---------           ---------           -----------             --------
       Net realized gains
          (losses)                                    13,162                 139                37,423                  (24)
                                                   ---------           ---------           -----------             --------

 Unrealized appreciation
     (depreciation):
     Beginning of year                                 9,957                (753)              187,838                    -
     End of year                                     224,832               2,652               482,740                  364
                                                   ---------           ---------           -----------             --------
        Increase (Decrease)                          214,875               3,405               294,902                  364
                                                   ---------           ---------           -----------             --------

 Net appreciation
     (depreciation) in fair
     value of investments                          $ 228,037           $   3,544           $   332,325             $    340
                                                   =========           =========           ===========             ========

                                                                          Growth
                                                     Balanced             Equity
                                                       Fund                Fund                Total
                                                    ---------           --------            -----------
 1997
 ----
 Realized gains (losses):
     Proceeds                                       $ 26,837            $ 24,555            $ 1,572,766
     Cost                                             24,190              22,770              1,289,373
                                                    --------            --------            -----------
       Net realized gains
          (losses)                                     2,647               1,785                283,393
                                                    --------            --------            -----------

 Unrealized appreciation
     (depreciation):
     Beginning of year                                 2,708                 660                876,250
     End of year                                       5,329              (9,160)             1,116,876
                                                    --------            --------            -----------
        Increase (Decrease)                            2,621              (9,820)               240,626
                                                    --------            --------            -----------

 Net appreciation
     (depreciation) in fair
     value of investments                           $  5,268            $ (8,035)           $   524,019
                                                    ========            ========            ===========

 1996
 ----
 Realized gains:
     Proceeds                                       $ 17,103            $ 19,723            $ 1,207,248
     Cost                                             16,517              19,686                979,207
                                                    --------            --------            -----------
       Net realized gains                                586                  37                228,041
                                                    --------            --------            -----------

 Unrealized appreciation
     (depreciation):
     Beginning of year                                   413                (919)               710,082
     End of year                                       2,708                 659                876,249
                                                    --------            --------            -----------
        Increase (Decrease)                            2,295               1,578                166,167
                                                    --------            --------            -----------

 Net appreciation
     (depreciation) in fair
     value of investments                           $  2,881            $  1,615            $   394,208
                                                    ========            ========            ===========

 1995
 ----
 Realized gains (losses):
     Proceeds                                       $  1,848            $  2,211            $   501,233
     Cost                                              1,817               2,205                450,496
                                                    --------            --------            -----------
       Net realized gains
          (losses)                                        31                   6                 50,737
                                                    --------            --------            -----------

 Unrealized appreciation
     (depreciation):
     Beginning of year                                     -                   -                197,042
     End of year                                         413                (919)               710,082
                                                    --------            --------            -----------
        Increase (Decrease)                              413                (919)               513,040
                                                    --------            --------            -----------

 Net appreciation
     (depreciation) in fair
     value of investments                           $    444            $   (913)           $   563,777
                                                    ========            ========            ===========

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (concluded)

 9. Transactions with Parties in Interest:

    The Fiduciaries are not aware of any transaction between the Plan and a party in interest (as defined in ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor.

10. Tax Status:

    By letter dated June 28, 1995, the Internal Revenue Service has determined that the Plan, as amended and in effect as of June 1, 1994, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been subsequently amended and no determination as to the continued qualification of the Plan under Section 401(a) of the Code and of the exemption of the related Trust from Federal income taxes under Section 501(a) of the Code has been sought from the Internal Revenue Service. The Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Accordingly, participants will not be subject to income tax on the Contribution and before-tax contributions made on their behalf by Philip Morris, on the making of a timely rollover contribution to the Trust, nor on earnings credited to their Accounts until withdrawn or distributed.

11. Plan Termination:

    The Board of Directors of the Company has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the Contribution to the Plan or to terminate the Plan.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefit Committee of Philip Morris Companies Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                    PHILIP MORRIS INCORPORATED
                                   DEFERRED PROFIT-SHARING PLAN
                                            (Name of Plan)



                                   By     /s/ TIMOTHY A. SOMPOLSKI
                                     ----------------------------------------
                                         Timothy A. Sompolski, Chairman,
                                     Corporate Employee Benefit Committee
                                        of Philip Morris Companies Inc.

Date:  May 21, 1998

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                            Column A                                        Column B           Column C              Column D
                            --------                                    ---------------      -------------       ---------------
                                                                         Face Amount             Cost
                                                                          or Number            Basis of
 Name of Issuer and Title of Issue                                      of Shares/Units       Investments          Fair Value
----------------------------------                                      ---------------      ------------        ---------------
 EQUITY INDEX FUND  --  32.48%

 GEBT Equity Index Fund  --  32.48%                                         607,050         $ 751,660,394        $ 1,377,251,721
                                                                                            -------------        ---------------
         Total Equity Index Fund                                                              751,660,394          1,377,251,721
                                                                                            -------------        ---------------
 INTEREST INCOME FUND  --  25.60%

 Investment Contracts  --  23.31%
 (The amounts included in Column D for the investment
 contracts represent contract value, see Note 2.)

 Participation Contracts with Institutions  --  5.71%

 Commonwealth Life Insurance Company
    No. 00343 FR       8.68%
    matures            2/28/1998                                         13,429,215            13,429,215             13,429,215
 New York Life Insurance Company
    No. 06121          8.50%
    matures            3/1/1998                                          22,251,355            22,251,355             22,251,355
 Principal Mutual Life Insurance Company
    No. 74811-2        8.87%
    matures            5/1/1998                                          45,527,674            45,527,674             45,527,674
 Allstate Life Insurance Company
    No. 5421           6.47%
    matures            4/7/1999                                          26,308,421            26,308,421             26,308,421
 New York Life Insurance Company
    No. 06989          7.33%
    matures            7/31/1999                                         23,723,252            23,723,252             23,723,252
 Principal Mutual Life Insurance Company
    No. 3-74811-4      5.82%
    matures            9/6/1999                                          37,538,601            37,538,601             37,538,601
 Jackson National Life Insurance Company
    No. G-1036         6.91%
    matures            2/29/2000                                         20,568,084            20,568,084             20,568,084
 Security Life of Denver
    No.  FA 0147       9.10%
    matures            8/1/2000                                           1,217,540             1,217,540              1,217,540
 Continental Assurance Company
    No. GP 24024       6.63%
    matures            8/31/2001                                         26,535,879            26,535,879             26,535,879
 Sun America Life Insurance Company
    No. 4697           6.67%
    matures            12/31/2001                                        24,858,748            24,858,748             24,858,748
                                                                                            -------------        ---------------
         Total Participation Contracts                                                        241,958,769            241,958,769
                                                                                            -------------        ---------------

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                            Column A                                    Column B              Column C               Column D
                            --------                                ---------------         ------------           -----------
                                                                       Face Amount              Cost
                                                                        or Number             Basis of
 Name of Issuer and Title of Issue                                  of Shares/Units         Investments            Fair Value
----------------------------------                                  ---------------         ------------           -----------
 Financial Institution Pools -- 17.60%

 National Westminster Bank
   No. SAM 0104A   5.90%

     GEBT Short-Term Investment Fund                                                        $  483,692             $  483,692
     Federal Home Loan Mortgage Corporation
       matures        8/15/2005                 6.25%                                          893,810                893,810
     Federal Home Loan Mortgage Corporation
       matures        4/1/2008                  7.00%                                           79,353                 79,353
     Federal Home Loan Mortgage Corporation
       matures        8/15/2008                 6.50%                                          854,990                854,990
     Federal Home Loan Mortgage Corporation
       matures        9/1/2008                  6.50%                                           30,035                 30,035
     Federal Home Loan Mortgage Corporation
       matures        12/1/2008                 6.50%                                           32,512                 32,512
     Federal Home Loan Mortgage Corporation
       matures        2/1/2009                  6.50%                                        1,404,982              1,404,982
     Federal Home Loan Mortgage Corporation
       matures        6/1/2009                  6.50%                                           59,933                 59,933
     Federal Home Loan Mortgage Corporation
       matures        10/1/2010                 7.00%                                          171,087                171,087
     Federal Home Loan Mortgage Corporation
       matures        2/1/2011                  6.50%                                           93,670                 93,670
     Federal Home Loan Mortgage Corporation
       matures        2/1/2011                  7.00%                                          525,639                525,639
     Federal Home Loan Mortgage Corporation
       matures        3/1/2011                  7.00%                                          923,254                923,254
     Federal Home Loan Mortgage Corporation
       matures        12/15/2015                6.50%                                        2,173,326              2,173,326
     Federal Home Loan Mortgage Corporation
       matures        1/15/2018                 6.00%                                        3,342,763              3,342,763
     Federal Home Loan Mortgage Corporation
       matures        6/15/2018                 7.00%                                          241,055                241,055
     Federal National Mortgage Association
       matures        6/25/2005                 6.25%                                        1,788,171              1,788,171
     Federal National Mortgage Association
       matures        8/25/2005                 6.00%                                          389,262                389,262
     Federal National Mortgage Association
       matures        7/1/2008                  7.00%                                          664,114                664,114
     Federal National Mortgage Association
       matures        8/1/2008                  7.00%                                          607,449                607,449
     Federal National Mortgage Association
       matures        1/1/2009                  6.50%                                          122,472                122,472
     Federal National Mortgage Association
       matures        2/1/2009                  6.50%                                          402,432                402,432
     Federal National Mortgage Association
       matures        3/1/2009                  6.50%                                          136,288                136,288
     Federal National Mortgage Association
       matures        5/1/2009                  6.50%                                          848,743                848,743

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1997


                            Column A                                     Column B            Column C              Column D
                            --------                                ---------------       ------------           ------------
                                                                       Face Amount             Cost
                                                                        or Number            Basis of
 Name of Issuer and Title of Issue                                  of Shares/Units        Investments            Fair Value
----------------------------------                                  ---------------       ------------           ------------
 Financial Institution Pools (continued)

 National Westminster Bank (continued)

     Federal National Mortgage Association
       matures        8/25/2012                 5.60%                                     $    929,239           $    929,239
     Federal National Mortgage Association
       matures        8/25/2013                 6.70%                                        1,568,013              1,568,013
     Federal National Mortgage Association
       matures        9/25/2015                 6.00%                                        1,779,483              1,779,483
     Federal National Mortgage Association
       matures        6/25/2016                 5.70%                                        1,771,617              1,771,617
     Federal National Mortgage Association
       matures        7/25/2016                 5.65%                                        1,077,996              1,077,996
     Government National Mortgage Association
       matures        12/15/2023                6.50%                                          204,584                204,584
     Government National Mortgage Association
       matures        3/15/2024                 6.50%                                           62,894                 62,894
     Government National Mortgage Association
       matures        4/15/2024                 6.50%                                        1,033,547              1,033,547
     Government National Mortgage Association
       matures        5/15/2024                 6.50%                                        1,184,617              1,184,617
                                                                                          ------------           ------------

 Total National Westminster Bank Contract                                                   25,881,022             25,881,022
                                                                                          ------------           ------------
 Commonwealth Life Insurance Company No. ADA00043TR, 6.23%,
 Peoples Life Insurance Company No. BDA00058TR, 6.39%,
 Trans America Life Insurance Company No. 76587, 5.92%,
 Trans America Life Insurance Company No. 76595, 6.80%,
 Trans America Life Insurance Company No. 76691, 6.33%,
 National Westminster Bank No. 188M, 6.34% & J P Morgan No. APHILMO1, 6.35%

     GEBT Short-Term Investment Fund                                                            76,492                 76,492
     BT GNMA Pooled Fund                        7.27%                                      323,524,625            323,524,625
     United States Treasury Note
       matures         3/31/2002                6.63%                                       10,620,222             10,620,222
     United States Treasury Note
       matures         4/30/2002                6.63%                                       14,546,992             14,546,992
     United States Treasury Note
       matures         9/30/2002                5.88%                                       23,436,510             23,436,510
     United States Treasury Note
       matures         11/30/2002               5.75%                                        2,948,058              2,948,058
     United States Treasury Note
       matures         7/15/2006                7.00%                                       91,375,386             91,375,386
     United States Treasury Note
       matures         5/15/2007                6.63%                                       80,787,286             80,787,286
     United States Treasury Note
       matures         8/15/2007                6.13%                                       52,640,540             52,640,540

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                            Column A                                    Column B               Column C             Column D
                            --------                                ---------------          -----------           ----------
                                                                       Face Amount               Cost
                                                                        or Number              Basis of
 Name of Issuer and Title of Issue                                  of Shares/Units          Investments           Fair Value
----------------------------------                                  ---------------          -----------           ----------
 Financial Institution Pools (continued)

 Commonwealth Life Insurance Company, Peoples Life Insurance
 Company, Trans America Life Insurance Company, National
 Westminster Bank & J P Morgan (continued)

     Federal National Mortgage Association
       matures         11/23/2001               6.35%                                       $   433,627            $   433,627
     Federal National Mortgage Association
       matures         9/9/2003                 5.97%                                           267,573                267,573
     Federal National Mortgage Association
       matures         10/25/2004               8.40%                                         1,077,673              1,077,673
     Federal National Mortgage Association
       matures         11/10/2004               8.63%                                           977,952                977,952
     Federal Home Loan Mortgage Corporation
       matures         11/15/2003               5.50%                                         1,575,419              1,575,419
     Premier Auto TR
       matures         2/4/1999                 7.15%                                           370,048                370,048
     Bayerische Landesbank Girozentrale
       matures         7/19/1999                6.55%                                         2,857,315              2,857,315
     Standard Credit Card Master Trust
       matures         6/7/2000                 6.75%                                           989,048                989,048
     Standard Credit Card Master Trust
       matures         4/7/2001                 6.80%                                           495,812                495,812
     Asian Development Bank NTS
       matures         5/2/2001                 8.50%                                         1,846,154              1,846,154
     American Express Master Trust
       matures         7/15/2001                5.38%                                         5,868,730              5,868,730
     General Electric Cap Corp
       matures         11/1/2001                5.50%                                         2,894,250              2,894,250
     MBNA Master Credit Card Trust
       matures         1/15/2003                6.60%                                         2,016,982              2,016,982
     Ford Credit Auto Loan Master Trust
       matures         2/15/2003                5.50%                                         5,296,284              5,296,284
     First Bank Corporate Card Master Trust
       matures         2/15/2003                6.40%                                         3,741,683              3,741,683
     Outlet Broadcasting
       matures         7/15/2003                10.88%                                        1,553,527              1,553,527
     Avis
       matures         10/20/2003               6.40%                                         5,938,436              5,938,436
     Citibank Credit Card Master Trust
       matures         2/15/2004                6.55%                                         8,941,837              8,941,837
     MBNA Master Credit Card Trust
       matures         11/15/2004               6.60%                                        12,003,593             12,003,593

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                            Column A                                     Column B              Column C              Column D
                            --------                                 --------------          -----------           -------------
                                                                       Face Amount               Cost
                                                                        or Number               Basis of
 Name of Issuer and Title of Issue                                  of Shares/Units           Investments            Fair Value
 ---------------------------------                                  ---------------          ------------          -------------
 Financial Institution Pools (continued)

 Commonwealth Life Insurance Company, Peoples Life Insurance
 Company, Trans America Life  Insurance Company, National
 Westminster Bank & J P Morgan (continued)

     First USA Credit Card Master Trust
       matures         3/17/2005                 6.42%                                       $    5,949,951        $    5,949,951
     Japan Fin Corp
       matures         4/27/2005                 7.38%                                            1,875,654             1,875,654
     International Bank for Recon & Dev
       matures         7/21/2005                 6.38%                                            2,109,865             2,109,865
     NationsBank Credit Card Master Trust
       matures         12/15/2005                6.00%                                            4,853,646             4,853,646
     Bayerische Landesbank Girozentrale
       matures         2/1/2006                  6.17%                                            2,192,441             2,192,441
     Bayerische Landesbank Girozentrale
       matures         2/9/2006                  6.20%                                           11,058,411            11,058,411
     KFW Int'l Fin Inc
       matures         6/1/2006                  8.20%                                            2,911,785             2,911,785
     General Electric Cap Corp
       matures         3/1/2007                  8.85%                                           10,243,755            10,243,755
     General Electric Cap Corp
       matures         7/24/2008                 8.50%                                            1,061,934             1,061,934
     First Plus Home Loan Trust
       matures         3/12/2012                 6.80%                                            5,927,858             5,927,858
     International Bank for Recon & Dev
       matures         3/1/2026                  8.88%                                            1,429,091             1,429,091
     Inter-American Development Bank
       matures         7/15/2027                 6.75%                                            9,517,532             9,517,532
     Merck
       matures         5/3/2037                  5.76%                                            2,329,736             2,329,736
                                                                                             --------------        --------------

 Total Commonwealth, Peoples, Trans America, Nat West & J P Morgan Contracts                    720,563,713           720,563,713
                                                                                             --------------        --------------

         Total Financial Institution Pools                                                      746,444,735           746,444,735
                                                                                             --------------        --------------

         Total Investment Contracts                                                             988,403,504           988,403,504
                                                                                             --------------        --------------
 Short-Term Investments  --  2.29%

 GEBT Short-Term Investment Fund                                            96,953,625           96,953,625            96,953,625
                                                                                             --------------        --------------

         Total Interest Income Fund                                                           1,085,357,129         1,085,357,129
                                                                                             --------------        --------------

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
               SCHEDULE I - INVESTMENTS as of December 31, 1997

                            Column A                                   Column B              Column C               Column D
                            --------                                --------------         ------------           ------------
                                                                      Face Amount              Cost
                                                                       or Number             Basis of
 Name of Issuer and Title of Issue                                  of Shares/Units         Investments            Fair Value
 ---------------------------------                                  ---------------        ------------           ------------
 U.S. GOVERNMENT OBLIGATIONS FUND  --  3.32%

 Government Securities  --  2.86%

 United States Treasury Notes
    7.125%             due 9/30/1999                                   11,000,000          $ 11,347,126           $ 11,261,250
 United States Treasury Notes
    7.125%             due 2/29/2000                                   28,300,000            29,250,642             29,118,153
 United States Treasury Notes
    5.875%             due 6/30/2000                                   15,200,000            15,075,578             15,268,856
 United States Treasury Notes
    5.625%             due 2/28/2001                                    5,300,000             5,237,766              5,285,902
 United States Treasury Notes
    6.375%             due 8/15/2002                                   23,300,000            23,333,352             23,900,674
 United States Treasury Notes
    6.50%              due 5/15/2005                                   14,375,000            14,459,684             14,985,938
 United States Treasury Notes
    6.50%              due 8/15/2005                                   12,000,000            12,250,609             12,521,280
 United States Treasury Notes
    6.875%             due 5/15/2006                                    8,300,000             8,621,814              8,881,000
                                                                                           ------------           ------------

         Total Government Securities                                                        119,576,571            121,223,053
                                                                                           ------------           ------------
 Federal Agency Obligations  -- .40%

 Federal National Mortgage Association
     6.41%             due 5/22/2000                                    4,000,000             3,989,375              4,055,000
 Federal National Mortgage Association
     5.50%             due 2/2/2001                                    13,020,000            12,784,924             12,849,047
                                                                                           ------------           ------------

         Total Federal Agency Obligations                                                    16,774,299             16,904,047
                                                                                           ------------           ------------
 Short-Term Investments  --  .06%

 GEBT Short-Term Investment Fund                                        2,594,285             2,594,285              2,594,285
                                                                                           ------------           ------------
         Total U.S. Government Obligations Fund                                             138,945,155            140,721,385
                                                                                           ------------           ------------

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND
                SCHEDULE I - INVESTMENTS as of December 31, 1997

                            Column A                                   Column B             Column C              Column D
                            --------                                ---------------       ------------         ---------------
                                                                      Face Amount             Cost
                                                                       or Number            Basis of
 Name of Issuer and Title of Issue                                  of Shares/Units        Investments            Fair Value
 ---------------------------------                                  ---------------       ------------         ---------------
 PHILIP MORRIS STOCK FUND  --  30.24%

 Common Stock  --  29.47%

 Tobacco  --  29.47%

 Philip Morris Companies Inc.                                         27,611,611          $ 756,881,577        $ 1,249,425,398

 Short-Term Investments  --  .77%

 GEBT Short-Term Investment Fund                                      32,486,026             32,486,026             32,486,026
                                                                                        ---------------        ---------------

         Total Philip Morris Stock Fund                                                     789,367,603          1,281,911,424
                                                                                        ---------------        ---------------

 INTERNATIONAL EQUITY FUND  --  .91%

 Japanese Equity Index Fund  --  .21%                                    135,567             12,169,697              8,850,053
 Non Japanese Equity Index Fund --  .70%                                 176,330             25,653,032             29,768,806
                                                                                        ---------------        ---------------

         Total International Equity Fund                                                     37,822,729             38,618,859
                                                                                        ---------------        ---------------

 BALANCED FUND  --  2.38%

 Balanced Fund  --  2.38%                                              7,599,884             95,673,695            101,002,457
                                                                                        ---------------        ---------------

         Total Balanced Fund                                                                 95,673,695            101,002,457
                                                                                        ---------------        ---------------

 GROWTH EQUITY FUND  --  1.97%

 Growth Equity Fund  --  1.97%                                         7,262,375             92,677,510             83,517,314
                                                                                        ---------------        ---------------

         Total Growth Equity Fund                                                            92,677,510             83,517,314
                                                                                        ---------------        ---------------

 PARTICIPANTS' LOAN ACCOUNT -- 3.10%

 Loans to Participants -- 3.10%                                      131,375,081            131,375,081            131,375,081
                                                                                        ---------------        ---------------

         Total Participants' Loan Account                                                   131,375,081            131,375,081
                                                                                        ---------------        ---------------

         TOTAL INVESTMENTS                                                              $ 3,122,879,296        $ 4,239,755,370
                                                                                        ===============        ===============